UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

Annual Report Pursuant to Regulation A

For the year ended December 31, 2025

Iroquois Valley Farmland REIT, PBC

(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1720 W Division Street Chicago, IL 60622

(Full mailing address of principal executive offices)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this Annual Report constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events, or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “will” and “would” or the negative of these terms or other comparable terminology.

These forward-looking statements are based on our beliefs, assumptions, and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions, and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Forward-looking statements we make in this Annual Report are subject to various risks and uncertainties that could cause actual results to vary from our forward-looking statements, including:

•	our future operating results;

•	our business and investment prospects;

•	changes in our business strategy;

•	availability, terms, and deployment of capital;

•	availability of qualified personnel;

•	changes in our industry, interest rates or the general economy;

•	changes in governmental regulations, tax rates and similar matters;

•	the degree and nature of our competition;

•	the adequacy of our cash reserves and working capital; and

•	the timing of cash flows, if any, from our investments.

Details of risk factors identified by management are included under the heading “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A POS dated June 3, 2025, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Item 1. Business

The Company

Iroquois Valley Farmland REIT, PBC, a Delaware public benefit corporation (“Iroquois Valley REIT”), is an organic farmland finance company. We purchase, finance and manage farmland investments across the United States (each, a “Farmland Investment”). Farmland Investments include farmland, mortgage financings secured by farmland, and a few operating lines of credit extended to farmers, all centered around organic farming. We are a private REIT in North America that offers investors direct exposure to a diversified portfolio of certified organic farmland.

We conduct our business and own our Farmland Investments through our operating company, Iroquois Valley Farms LLC, an Illinois limited liability company (“Iroquois Valley LLC”). Iroquois Valley REIT owns 99% of the membership interest of Iroquois Valley LLC directly and controls the remaining 1% of Iroquois Valley LLC through Iroquois Valley REIT’s wholly owned subsidiary, Iroquois Valley TRS, Inc. Iroquois Valley REIT serves as the sole Manager of Iroquois Valley LLC.

Hereinafter, references to “Iroquois Valley,” “we,” “us,” “our,” or the “Company” refer to the entire Iroquois Valley corporate family, namely Iroquois Valley REIT together with its consolidated subsidiaries, including, our operating company, Iroquois Valley LLC (as well as any subsidiaries thereof), and Iroquois Valley TRS, Inc.

Iroquois Valley REIT is currently actively raising funds through the sale of common stock (the “Offering”), pursuant to the terms of SEC Regulation A+, Tier II (Reg A) and our Offering Statement initially qualified by the Securities and Exchange Commission on June 13,2025, and as amended from time-to-time. Since our initial offering launched in May 2019, and through April 1, 2026, we have raised total gross proceeds of approximately $67,180,518 through Regulation A offerings of our common stock. This Offering is expected to expire on June 13, 2028, unless terminated earlier by our board of directors. There is no established public trading market for our common stock. This is a “best efforts” offering, which means that we will use our best efforts to sell shares of common stock, but there is no obligation to sell any specific amount of shares through this Offering. We expect to use substantially all proceeds from this Offering to acquire additional Farmland Investments throughout the United States. For details of the Offering, see our Offering Statement on Form 1-A POS dated June 3, 2025, filed with the SEC, as has been and may be amended from time to time, accessible on the SEC’s website at www.sec.gov.

Social and Environmental Objectives of Iroquois Valley

We envision an agricultural system transformed through land stewardship, rooted in organic farmland, for the health of people, communities, and our planet.

Embodied in this vision are the following guiding principles:

•	Enable the next generation of young farmers to positively impact public health;
•	Farm with healthy, humane, and organic practices without GMOs, toxic pesticides, herbicides, fungicides, synthetic fertilizers, or other harmful chemicals;
•	Keep the farmers on the land by indefinitely renewing their leases and preferentially selling to the farm tenant;
•	Enable farmers to own land by providing mortgage financing;
•	Grow a broad base of mission-aligned investors and partners working to heal people and planet;
•	Transition traditional investment capital from conventional extractive practices to renewable and regenerative uses;
•	Maintain a fair-valued and democratically governed enterprise enabling both investors and farmers to enjoy a stable and profitable return on their farming investment; and
•	Protect farmland.

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Our Portfolio Objectives

Our objectives when acquiring Farmland Investments are to:

•	Offer investors a diversified farmland portfolio in terms of geography, production mix, and asset class;
•	Balance new and existing relationships with farmers;
•	Increase the fair market value of our shares;
•	Provide investors liquidity through redemption of our common stock while maintaining ownership of the underlying farmland assets in perpetuity;
•	Pay annual dividends; and
•	Preserve, protect, and return investor capital contributions.

We seek to achieve these objectives steadily over time; however, there is no assurance that we will meet the foregoing objectives. See “Risk Factors,” below.

Our Strategy

We aim to provide investors access to a diversified portfolio of certified organic farmland in line with our guiding principles, portfolio objectives, and public benefit commitment. We expect to use the majority of the net proceeds of our Offering to invest in Farmland Investments, primarily in “hubs” in the Midwest United States. Hubs are clusters of successful organic farmers within a region that has strong infrastructure and access to end markets. However, we expect to invest a portion of the portfolio in Farmland Investments outside of the Midwest. We may invest in farmland through one or more joint ventures or subsidiaries.

In selecting Farmland Investments, we prioritize those that will provide financial returns and further our social and environmental objectives. For real estate investments, we hope to acquire and manage farmland properties that generate steady leasing revenue from tenants. For debt investments (i.e., mortgages), we directly structure, underwrite, and originate these products, allowing us to approach our underwriting in partnership with the farmer. Our focus with these debt instruments is to lend to farmers with a low risk of default based on due diligence underwritten by our investment team and approved by our investment committee. In structuring our loan transactions, we aim to receive an acceptable risk-adjusted return and to provide the farmer with a manageable payment schedule.

We may invest with operators that vary in size, generational history, crop and production mixes, business plans, and supply chain practices. We invest in farmland that is already organic, or where there is a plan to transition it to organic during the period of our investment.

Market Opportunities

Our income stream from Farmland Investments depends largely on organic farmers’ revenue and profitability. Demand for organic food continues to grow. Organic farmers earn a price premium for their crops in the market. Studies show that, as a result, over time organic farms can be more profitable than conventional farms of a similar size, scope, and crop variety. The growing demand for organic food, coupled with the price premium for certified organic products, is fundamental to our business model. Ultimately, we believe that in this market, our Farmland Investments will allow us to create income for periodic dividend payments to our stockholders, in addition to social and environmental impact.

Our Commitment to Impact

As a Delaware public benefit corporation, Iroquois Valley REIT and its board of directors will consider our public benefit purpose in addition to the financial interests of shareholders when making decisions. Pursuant to our Certificate of Incorporation, our public benefit purpose is enabling healthy food production, soil restoration and water quality improvement through the establishment of secure and sustainable farmland tenures. Accordingly, we intend to operate in a responsible and sustainable manner.

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We have taken several steps to further our commitment to social and environmental impact. We prioritize environmental impact through our conservation efforts. Since 2012, we have been certified as a “B Corp,” a private certification awarded for meeting rigorous standards of social and environmental performance, accountability, and transparency. Our B Corp Certification was most recently recertified in 2025.

Employees

The Company employs 11 people full-time.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate and farming industries in general. These risks are outlined under the heading “Risk Factors” in our Offering Circular dated June 3, 2025, available at www.sec.gov, as the same may be updated from time to time. In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations-Overview

The following discussion and analysis is based on financial statements of Iroquois Valley REIT for the years ending December 31, 2025 (“Fiscal 2025”) and December 31, 2024 (“Fiscal 2024”). The discussion should be read in conjunction with the Company’s consolidated financial statements and the notes thereto contained in this Annual Report. None of the financial information in the discussion has been audited or reviewed by our independent auditors. Where appropriate, the discussion includes an analysis of the effects of this offering.

Operating Results

Below is a discussion of some of the more important aspects of the results of our operations for the year ending Fiscal 2025 and the year ending Fiscal 2024

Revenues from Leasing Activities

During Fiscal 2025, we realized revenues of $2,042,289 from leasing activities (inclusive of reimbursements, variable rent and crops share income). This is a decrease of $1,197,921 or -37% relative to the Fiscal 2024 amount of $3,240,210. The 2025 decrease was due primarily to $980,497 of tenant write-offs for uncollectible rent and a $289,858 reduction in variable rent expectations.

Variable rent income refers to additional income we receive from leaseholders once they achieve a certain level of revenue, whereas crop income refers to the revenue we receive from a crop share arrangement we have with one farmer. During Fiscal 2025 we did not realize revenues from variable rent and crop income. This is a decrease of $400,933 or -100% relative to the Fiscal 2024 figure of $400,933. The 2025 decrease was due to two major events. Due to persistently low prices for both conventional and organic grain, variable rent has not been realized over the prior fiscal years, the Company shifted to a more stable rent structure for both the tenants and the Company in future years. The one remaining crop share arrangement was converted to a traditional lease in Fiscal 2025.

At the end of Fiscal 2025, we had 78 farms under leases having terms of one to six years remaining, compared to 74 farms as of the end of Fiscal 2024. As of December 31, 2025, we had five tenants with past-due rents that are deemed at high-risk of collection (categorized as default). We are actively working with these tenants to resolve past-due amounts. Two of these tenants were deemed uncollectible and the past-due rents were written off for Fiscal 2025. We have no tenants past-due with moderate collection risk (categorized as at-risk).

Revenues from Mortgage Interest Income

We recognized revenues from providing mortgage financing for organic farmland of $1,582,401 in Fiscal 2025, an increase of 4.5% or $68,816 over the $1,513,858 achieved in Fiscal 2024. This increase was the result of realizing a full year’s interest income on the six new mortgages that were issued throughout 2024 as well as a higher average interest rate on the balance of mortgages outstanding despite a year-over-year decrease in mortgage loan assets outstanding. As of the end of Fiscal 2025, we had 44 loans with a mortgage note net balance of $22,742,591. This compares to 45 loans, with a net balance of $25,077,895 as of the end of Fiscal 2024.

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Revenues from Operating Lines of Credit Income

We recognized revenues from providing operating lines of credit financing for organic farmland of $162,839 in Fiscal 2025, an increase of 38.9% or $45,617 over the $117,222 achieved in Fiscal 2024. Two of these operating lines of credit were paid off prior to the end of Fiscal 2025. Two operating lines of credit were written off in Fiscal 2025. As of the end of Fiscal 2025, we had four loans reflecting an operating line of credit net balance of $638,331. This compares to eight loans, with a net balance of $1,524,885 as of the end of Fiscal 2024.

Revenue from Grant Income

We recognized revenues from grants awarded by the National Resources Conservation Service, a division of the United States Department of Agriculture of $29,306 in Fiscal 2025, a decrease of -63% or $49,984 over the $79,290 achieved in Fiscal 2024. This decrease was due to the grant ending on December 31, 2024, and final payment occurring in Fiscal 2025.

Other Revenue

In addition to revenue from leases and financing, we collect a limited amount of other revenue, primarily from acquisition or loan origination fees, and interest on the Company’s cash balances. In Fiscal 2025 we recorded $33,108 compared to $111,000 in Fiscal 2024, a decrease of $77,892 or -70.2%. The decrease was due to a decrease in interest income on cash balances and a reclassification of patronage income to offset interest expense. Patronage income is a benefit that returns a portion of one of our lender’s earnings back to its member-owners.

Operating Expenses

Our total “Operating Expenses” for Fiscal 2025 were $5,681,278, an increase of 40.3%, or $1,630,988, over the $4,050,290 recorded in Fiscal 2024.

•	Employee expenses increased to $1,666,168 in 2025 compared to $1,601,392 in 2024, a $64,776, or 4% year-over-year increase. The increase was due to new employees joining the Company in Fiscal 2025.
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General and administrative expenses increased to $1,566,736 in 2025 compared to $693,963 in 2024, a $872,773 or 125.8% year-over-year increase. This increase was mainly the result of additional marketing and travel expenses as well as increased software subscriptions and higher board compensation.

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Change in provision for credit losses increased to $485,385 in 2025 from $2,769 in 2024, a $482,616 year-over-year increase. The increase was due mainly to the overall increases in the allowances for mortgage loan principal balances and for the write-off of line of credit loan outstanding totaling $419,818.88 to one borrower.

•	Professional fees decreased to $1,094,771 in 2025 from $1,105,592 in 2024, a $10,821 or -1.0% decrease year-over-year. The decrease was primarily the result of a reduction in services used.
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Real estate taxes increased to $499,662 in 2025 from $347,613 in 2024, a $152,049 or 43.7% year-over-year increase. The increase was due to the addition of new properties in 2025 and higher taxes on certain properties offset by various tax credits.

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Insurance increased to $117,524 in 2025 compared to $49,292 in 2024, a $68,232 or 138.4% year-over-year increase. The increase is primarily due to an increase in the number of properties as well as the overall cost of insurance coverage rising.

•	Depreciation and amortization increased to $251,032 in 2025 from $249,669 in 2024, a $1,363 or 0.5% year-over-year increase.

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Interest Expense

Interest expense increased to $1,473,972 in 2025 from $1,394,611 in 2024, a $79,361 or 5.7% year-over-year increase. The increase was primarily due to a full year’s interest expense on the addition of two mortgage notes payable in 2024.

General Discussion of Expenses

The leases in our portfolio are structured as triple-net leases, under which the tenant is responsible for substantially all of the property-related expenses, including taxes, maintenance, water usage, and insurance either directly or as reimbursement under the terms of the lease. We do occasionally cover expenses associated with major capital improvements, with such expenses increasing the rental cost of the farmland. Additionally, our mortgage loan assets have limited direct costs given the nature of a loan asset. As such, the cash expenses associated with our operations mainly consist of general and administrative expenses and professional fees associated with managing the portfolio rather than the assets directly. We expect to incur costs associated with employing our personnel, investment due diligence, marketing and promotion, consulting fees, legal fees, and accounting fees. We believe that our operational platform is scalable and do not expect to see expenses grow at rates equivalent to those of our assets. We believe that we will be able to achieve economies of scale as our farmland portfolio grows and as our investment portfolio increases over time. This will enable us to reduce our operating costs as a percentage of assets.

Liquidity and Capital Resources

Our main cash requirements relate to operating expenses and commitments associated with outstanding borrowings. We do not have any ongoing equity payment obligations except those that arise out of earnings and profits distributions as required under REIT tax law.

Our liquidity needs consist primarily of cash needed for Farmland Investments and borrowing obligations. Consistent with historical operations we intend to acquire additional farmland and provide financing backed by farmland. We also service our debt obligations, making principal and interest payments on existing debt and any additional debt we may incur. On a selective basis we may make capital expenditures on owned farmland but have no such committed capital at this time. We plan to meet our long-term liquidity requirements through funding from this offering, cash-flow from operations, and the issuance of secured and unsecured borrowings. Revenue has historically been sufficient to meet the needs of operating expenses.

The Company currently has a revolving line of credit of $15,000,000 with Compeer Financial. As of the date of this Annual Report we did not have an outstanding balance under this line of credit. We primarily use this line of credit to fund Farmland Investments, both direct real estate investments and loan financings. In the past, we have used proceeds from our offerings (both equity and unsecured debt) to repay the line of credit borrowings.

As of April 15, 2026, we have $6,342,000 of unsecured loan obligations maturing during the remainder of 2026. Additionally, we have one unsecured obligation of $25,000 which has a rolling maturity and could be presented for payment on July 15, 2026 or at any following January or July 15th. We have no secured loan obligations coming due in the next 12 months. For those unsecured note obligations that are not renewed, we intend to repay them with revenues and from proceeds from the offerings of Iroquois Valley REIT’s common stock as well as of unsecured promissory notes by Iroquois Valley LLC (See “Rooted in Regeneration Note Offering” below), and lines of credit.

Our ability to raise additional equity capital will depend on several factors including, overall farmland market performance, our operating results and market sentiment towards public benefit corporations. We also cannot predict the impact of potential interest rate changes on our ability to access additional capital. We do not have any off-balance sheet arrangements.

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Series 2 Rooted in Regeneration Notes Offering

As of the date of this Annual Report, our operating company, Iroquois Valley LLC, is currently offering unsecured promissory notes for sale to accredited investors only, referred to as “Rooted in Regeneration Notes.” We first started issuing unsecured notes to investors in 2015 and the amount outstanding has increased to $28,462,764 as of December 31, 2025. The rates and maturities of the full complement of these unsecured notes vary by issuance and series, but they are generally lower cost than those terms available from traditional lenders. We intend to issue additional unsecured notes through the existing Rooted in Regeneration Note offering and future, similar offerings to partially meet future cash needs.

Item 3. Directors and Officers

Board of Directors

Name	Position	Age	Term of Office
Dr. Anna Jones-Crabtree	Chairperson of the Board of Directors	56	Mar 2025-2027
Ingrid Dyott	Vice Chair of the Board of Directors	53	Mar 2025-2028
Dr. Stephen P. Rivard	Director and Co-Founder	72	Mar 2025-2028
Jeffrey Anderson	Director	45	Mar 2025-May 2026
Dororthy D. Burlin	Director	58	Mar 2025-2027
Arnold W. Lau	Director	67	Sep 2023-May 2026
Joseph A. Mantoan	Director	72	Sep 2023-May 2026
Olivia Watkins	Director	31	Mar 2025-2028
Christopher Zuehlsdorff	Director	50	Sep 2023-May 2026
David E Miller	Director Emeritus* and Co-Founder	72

*Director Emeritus is a non-voting, observer position.

Executive Officers

Name	Position	Age	Start of Term
Chris Zuehlsdorff	Chief Executive Officer	50	02/28/2023
Donna Holmes	Managing Director, Investor Relations and Corporate Secretary	65	06/07/2021

Business Experience

Board of Directors

Anna Jones-Crabtree, Ph.D., Chair

Dr. Jones-Crabtree and her husband Doug own and manage Vilicus Farms, a first generation, organic, 13,000-acre dryland crop farm in Northern Hill County, Montana growing a diverse array of organic heirloom and specialty grain, pulse, oilseed and broadleaf crops under five and seven-year rotations. In thirteen seasons, Vilicus Farms grew from 1,280 acres to be a nationally recognized farm by using USDA’s beginning farmer programs, employing extensive conservation practices, and fostering unique risk sharing relationships with food companies and land investment firms. With over 26% of their land in non-crop conservation and 400 acres seeded to native pollinator habitat Vilicus Farms became Bee Better certified in 2019, Real Organic Project Certified in 2019, and has been transitioning towards Demeter Biodynamic certification.

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Dr. Jones-Crabtree is a Donella Meadows Leadership Fellow and a recipient of the White House Greening Government Sustainability Hero Award. She holds a Ph.D. in Civil and Environmental Engineering with a minor in Sustainable Systems from Georgia Institute of Technology. Dr. Jones-Crabtree served on the USDA Secretary’s Advisory Council on Beginning Farmers & Ranchers, and currently serves on the Xerces Society Bee Better Advisory Board. Anna recently retired after a 33-year career with the USDA Forest Service.

Anna and Doug, and their three Jack Russell Terriers are avid members of the Lentil Underground (http://lentilunderground.com/).

Stephen P. Rivard M.D., Co-Founder of Iroquois Valley

Dr. Rivard has a long history of entrepreneurship in the medical and health field. After earning his undergraduate and medical degrees from Loyola University of Chicago, he began a practice in the newest medical specialty of the time, emergency medicine. After 26 years and having raised two children, he changed careers and founded Illinois Vein Specialists in 2008, another growing medical specialty business. He also began diversifying his investments to focus on health and organic farmland. His interest in organic farming goes beyond profit. It also includes the mission of creating a more socially conscious and sustainable future for his children. Dr. Rivard is now reaching out to other physicians and health care professionals to bring attention to the varied health illnesses associated with our current food production system. Specifically, he is concerned about the growth of Type 2 diabetes, food allergies, and various cancer incidences that may be associated with our food choices. He views investing in Iroquois Valley as a chance to both reclaim our health and sustainably grow capital.

Dorothy D (“D.D.”) Burlin

Ms. Burlin currently serves as the chair of the Iroquois Valley Governance Committee. She is an advocate for sustainable, organic, and regeneratively grown foods. DD co-founded the angel investor group Sustainable Local Food Investment Group (SLoFIG), and was an early investor in Two Roads Farm, LLC which was ultimately merged into Iroquois Valley Farms in 2014. She began her career as a criminal defense attorney practicing in state and federal courts in Missouri and Illinois.

DD graduated from Dartmouth College (BA) and Georgetown University (JD).

Ms. Burlin serves as the Board Chair of the American Youth Foundation and also serves on the Board of Canopy Farm Management, LLC.

Ms. Burlin and her husband Johannes reside in Chicago, Illinois and also own a farm near Reeseville, Wisconsin.

Arnold Lau

Mr. Lau is a private investor and independent securities trader. Born and Raised in Honolulu, Hawaii, he earned his B.A. from Lawrence University, and an M.B.A. from Northwestern University. He was previously a member of the Chicago Board Options Exchange from 1983 until 1999, and a member of the Chicago Board of Trade from 1985 until 2007. He is a life member of the Sierra Club and the Nature Conservancy. Mr. Lau has been an investor in Iroquois Valley or its precursors (Two Roads Farm LLC, Shelby County, Illinois) since 2009, a member of the Board since 2012, and served as Corporate Secretary from 2015-2021. He is one of the nine original directors of Iroquois Valley REIT.

Joseph A. Mantoan

Mr. Mantoan was raised on his immigrant grandparents’ large-scale vegetable farm in Kankakee County Illinois. There he developed a lifelong love and connection to the natural world and an appreciation and joy for family farmers and healthy communities.

Mr. Mantoan joined the multinational consulting firm Accenture in 1976 and served almost 30 years in various North American and International leadership roles. In 2004, he returned to his roots and began to work in farmland preservation and became an advocate for ecological farming. He received his BA and MA in Accounting from the University of Illinois.

Mr. Mantoan serves on the Board of Healing Soils Foundation, and currently holds various leadership roles at non-profit organizations including Wellspring Organic Farms, Riveredge Nature Center, and Cedar Lakes Conservation Foundation. He has been a member of the Board of Directors of Iroquois Valley Farmland REIT since 2019.

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Mr. Mantoan and his wife, Laura, own 200 acres of certified organic farmland in Washington County, Wisconsin. Since 2010, the farm has been managed by his son, based on rotational grazing and a permaculture keyline water system design. Several conservation and educational workshops have been conducted at the farm over the years. Mr. Mantoan resides in Whitefish Bay, Wisconsin.

Olivia Watkins

Olivia Watkins (she/her) is Co-Founder and President of Black Farmer Fund, a community-governed investment fund supporting Black farmers and food businesses across the Northeast. She serves on the Board of Iroquois Valley Farmland REIT and is co-recipient of the 2023 James Beard Humanitarian of the Year Award. Olivia's work focuses on creating equitable access to capital and land for farmers and food businesses building regenerative food systems.

Olivia holds an MBA in Financial Management from North Carolina State University and a BA in Environmental Biology from Barnard College, Columbia University. She brings deep expertise in impact investing, agricultural finance, and building equitable pathways for farmers to access the resources they need to steward land and build thriving food businesses.

Ingrid Dyott, Vice Chair

Ms. Dyott spent her entire career in the field of Sustainable Investing, building a strong franchise at Neuberger Berman over a 25-year period. She was a Senior Portfolio Manager and co-head of the Neuberger Berman Sustainable Equity team. Ms. Dyott is an adjunct professor at both City University of New York Baruch College Zicklin School of Business in the Master of Finance program, and at Columbia University’s School of International and Public Affairs. In addition to her service as a member of the Board of Iroquois Valley, she currently serves as Board Chair for Arbor Rising, a non-profit funding and supporting promising social entrepreneurs. She is also a board member of the Lily Auchincloss Foundation, an organization focused on supporting NYC nonprofits improving the lives of all New Yorkers. Ms. Dyott serves as an independent trustee of Impax Asset Management's mutual fund complex.

Ms. Dyott has an MBA from Columbia University and a BA from Bowdoin College. She lives with her family in New York and enjoys spending time outdoors.

Jeffrey Anderson

Mr. Anderson is a fifth-generation farmer (second generation organic farmer) in Northern Illinois and former accountant/auditor. He was raised on a 450-acre Illinois cattle farm that was converted to organic grain farming by his father in 1998. From 2012 to 2014, Mr. Anderson transitioned ownership and management of the farming operation from his father. In 2014, he became an Iroquois Valley tenant and is currently leasing five Iroquois Valley farms. Today, he and his business partner farm 6,000 acres organically throughout five counties in various rotations of corn, soybeans, wheat and oats.

From 2003 to 2024, Mr. Anderson worked in many fields of audit/accounting including public accounting, financial statement audit, internal controls and due diligence, most recently as the Director, Internal Audit for Navistar, Inc., where he led a team of internal audit professionals through annual risk assessments and internal audits since 2015.

Mr. Anderson and his wife Katherine have two daughters and a son and reside in North Aurora, IL. He is on the Board of his local youth baseball association, serving as treasurer. His academic credentials include a BS Accounting and MS Accounting from Northern Illinois University.

Christopher Zuehlsdorff

Mr. Zuehlsdorff serves as Chief Executive Officer at Iroquois Valley, where he combines his investment management experience and agricultural background in support of the strategic vision of the organization. Mr. Zuehlsdorff was appointed by the board as CEO in February, 2023. Prior to joining Iroquois Valley, Mr. Zuehlsdorff was Senior Managing Director and Co-Head of Global Investments at EnTrust Global, an alternative investment firm based in New York. He was a member of the Management Committee and the Global Investment Committee. As a senior investment professional, Mr. Zuehlsdorff covered most asset classes and investment strategies across both public and private markets.

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Mr. Zuehlsdorff grew up on a family dairy farm in Minnesota and maintained an interest in food and agriculture throughout his career. Since 2016, Mr. Zuehlsdorff has been a board member at The Glynwood Center for Regional Food and Farming, a non-profit organization supporting regional food and farming in New York’s Hudson Valley.

Mr. Zuehlsdorff graduated with an MBA in Finance and Accounting from Carnegie Mellon University in 2003 and a BA in Economics and Mathematics from Saint Olaf College in 1998. He is a CFA® Charterholder. Mr. Zuehlsdorff and his family reside in Boulder, CO. Outside of work, Mr. Zuehlsdorff enjoys traveling, gardening and hiking with his wife, and three sons.

David E. Miller, Co-Founder of Iroquois Valley and Emeritus Member of the Board

After a 30-year career in corporate finance and real estate, Mr. Miller returned to his native Illinois landscape in 2005 by purchasing a 10-acre farm from a family estate of his relatives. Keeping the farm in the family, he reconnected with local relatives and friends farming organically. In 2007, he co-founded Iroquois Valley Farms LLC to enable a new generation of farmers and investors to support healthy food production. Mr. Miller is a co-founder of Iroquois Valley and served as its Chief Executive Officer continuously from its founding in 2007 through September 2021. In addition to his role on the Board, he is actively involved in the Company supporting the leadership transition and working on building Rock Creek Farms in Peotone, IL.

Prior to developing sustainable farmland ventures, Mr. Miller held executive positions at Bank of America, Santa Fe Southern Pacific and First Chicago Corporation, which involved the management and oversight of real estate and capital equipment leasing portfolios. In 2008, he formed Working Farms Capital, an entity seeding new ventures in sustainable agriculture while providing transitional farm management services.

Mr. Miller is a 1975 graduate of Loyola University of Chicago and a 1978 graduate of Columbia University’s Graduate School of Business. Mr. Miller views education as the primary key to changing the health and economics of current food production systems. In that capacity, Mr. Miller is a founding member and has Co-Chaired the advisory board for Loyola University’s Institute for Environmental Sustainability. He is a recipient of the Institute’s first Damen Award, recognizing his services related to positive environmental change. He continues to restore his small organic farm in Iroquois County, a family heritage since 1875, now being transitioned to native prairie and permaculture production.

Executive Officers and Significant Employees

Chris Zuehlsdorff, Chief Executive Officer

Biography is included in the Board of Directors section above.

Donna Holmes, Managing Director, Investor Relations

Ms. Holmes joined Iroquois Valley in 2021 and leads efforts to share the Company’s vision and investment strategy with current and prospective investors. With a background in law and finance and a strong passion for organic agriculture, she focuses on expanding the investor base and cultivating a community of like-minded, values-driven investors. She is deeply committed to Iroquois Valley’s triple-bottom-line approach, working to achieve social, environmental, and financial returns. Ms. Holmes has also served as the Company’s Corporate Secretary since 2021.

Prior to joining Iroquois Valley, Ms. Holmes held business development and investor relations roles at three alternative asset management firms. Earlier in her career, she practiced law, specializing in tax and ERISA matters.

Ms. Holmes earned a Bachelor of Science in Accounting and a Juris Doctor from Syracuse University, College of Law, and a Master of Laws in Taxation from New York University. She is a CAIA Charterholder and an FSA Level I Certificate Holder. Ms. Holmes is a member of the Board of Directors of the Organic Farming Research Foundation.

9

Compensation of Directors and Executive Officers.

The 2025 compensation of our 3 highest paid employees were as follows:

Name	Position	Salary ($)	Bonus ($)	Other Compensation ($)	Total Compensation ($)
Christopher Zuehlsdorff	CEO	$200,000	$4,000*	$4,000	$208,000
Donna Holmes	Managing Director, Investor Relations	$155,000	$12,000	N/A	$167,000
Anna Jones Crabtree	Chairperson of the Board	$37,000		5,000	42,000

*Mr. Zuehlsdorff’s Bonus was paid in REIT shares.

In aggregate, the 9 individuals who served on Iroquois Valley’s Board of Directors received from the Company $510,532 in aggregate compensation during 2025, including compensation for employment or contractor services and compensation for board service, as applicable.

Members of the Iroquois Valley REIT board who are not employees are entitled to receive a stipend and stock grants for their service as directors, subject to the Board Compensation Policy dated June 3, 2022. Directors who are also employees or contractors of the Company are typically paid for their work as employees or contractors, as applicable, but are not additionally compensated for their service as directors.

All officers and employees are eligible for cash bonuses. All officers and employees are eligible to receive stock options as compensation, but the Company has no plans to grant stock options.

Item 4. Security Ownership of Management and Certain Securityholders

The table below sets forth certain information regarding the beneficial ownership of shares of our common stock for our directors and named executive officers as a group as of April 1, 2026. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person.

Name	Address	Shares (1)	% Ownership
Officers and Directors as a group	1720 W Division Street Chicago, IL 60611	25,171	2.21%
SPARTA24 LTD Alon Gonen	29 Hatamar Street Ein Ayala, Israel 3082500	79,747	6.99%
Peterffy Foundation, Christopher Upzen, Secretary	777 S. Flager Dr., E. Tower No. 1001, West Palm Beach, FL 33401	65,797	5.77%

(1)

Percentage of beneficial ownership is based upon 1,140,649 shares of Iroquois Valley REIT’s common stock outstanding as of March 15, 2026. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for determining the number of shares beneficially owned and for computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic interest. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

10

No common shares beneficially owned by any director or executive officer have been pledged as security for a loan.

Other than the persons listed above, the Company does not have any persons known to us to be beneficial owners of 5% or more of our common stock.

Item 5. Interest of Management and Others in Certain Transactions

The following briefly summarizes any transactions during the last 2 completed fiscal years and the current fiscal year to which Iroquois Valley was a participant and where there is a direct or indirect material interest:

Dr. Jones-Crabtree, a member and Chairperson of our board of directors, is the lessee of three of our farms (Bahasaba, Hi-Line and Cottonwood). As such there could be a future conflict of interest arising from Dr. Jones-Crabtree’s role as a director, and farm tenant.

Jeffrey A Anderson, a member of our board of directors, is the lessee of five of our farms (South Grove, Tower Road, Battle Creek, Harms and Wright Farm). As such there could be a future conflict of interest arising from Mr. Anderson’s role as a director, and farm tenant.

Item 6. Other Information

None.

Item 7. Financial Statements.

Iroquois Valley Farmland REIT, PBC

Consolidated Financial Statements

December 31, 2025 and 2024

11

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

Iroquois Valley Farmland REIT, PBC

Opinion

We have audited the consolidated financial statements of Iroquois Valley Farmland REIT, PBC and its subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2025 and 2024 and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audits of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audits of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that audits conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

12

To the Board of Directors

Iroquois Valley Farmland REIT, PBC

In performing audits in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audits.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control-related matters that we identified during the audits.

Other Information

Management is responsible for the other information included in the Company's Form 1-K. The other information comprises the business overview, management's discussion and analysis of financial condition and results of operations, listing of directors and officers, summary of management and certain security holders, and summary of management's interests sections but does not include the consolidated financial statements and our auditor's report thereon. Our opinion on the consolidated financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the consolidated financial statements or whether the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

April 22, 2026

13

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED BALANCE SHEETS

December 31, 2025 and 2024

	2025	2024

ASSETS
Investments in real estate, at cost:
Land	$94,448,931	$92,556,923
Land improvements, machinery and equipment	2,285,659	2,290,512
Buildings and building improvements	2,326,547	2,600,919

Total investment in real estate	99,061,137	97,448,354
Less accumulated depreciation	1,437,041	1,302,545

Net investment in real estate	97,624,096	96,145,809

Cash and cash equivalents	1,480,606	395,637
Accrued income	–	428,021

Accounts receivable, net of allowance for credit losses of $51,506 and $17,173 in 2025 and 2024, respectively	779,669	1,488,541
Prepaids and other assets	231,980	542,851
Interest receivable, net of allowance for credit losses of $4,253 and $19,347 in 2025 and 2024, respectively	880,778	603,454
Mortgage notes receivable, net of deferred origination fees and allowance for credit losses of $188,611 and $203,458 in 2025 and 2024, respectively	22,742,591	25,077,895
Operating lines of credit receivable, less allowance for credit losses of $1,557 and $4,045 in 2025 and 2024, respectively	638,331	1,524,885
Other loans receivable	–	15,000

Total other assets	26,753,955	30,076,284

Total assets	$124,378,051	$126,222,093

LIABILITIES AND EQUITY

Accounts payable and accrued expenses	$1,819,486	$1,750,160
Line of credit	–	9,951,860
Dividends payable	284,637	–
Mortgage notes payable	6,278,190	6,350,000
Notes payable, unsecured	28,462,764	29,182,764

Total liabilities	36,845,077	47,234,784

EQUITY
Controlling interests	87,268,649	78,724,786
Noncontrolling interests	264,325	262,523

	87,532,974	78,987,309

Total liabilities and equity	$124,378,051	$126,222,093

The accompanying notes are an integral part of these consolidated statements.

14

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2025 and 2024

	2025	2024

Revenue
Rental income, net	$2,042,289	$3,240,210
Mortgage interest income	1,582,401	1,513,585
Operating lines of credit interest income	162,839	117,222
Grant revenue	29,306	79,290
Other	33,108	111,000

Total revenue	3,849,943	5,061,307

Operating expenses
Employee expenses	1,666,168	1,601,392
General and administrative	1,566,736	693,963
Credit losses	485,385	2,769
Professional fees	1,094,771	1,105,592
Real estate taxes	499,662	347,613
Insurance	117,524	49,292
Depreciation and amortization	251,032	249,669

Total operating expenses	5,681,278	4,050,290

Other income (expense)
Net gain on sales of real estate	3,945,062	259,111
Loss on cost method investment	(100,000)	–
Interest expense	(1,473,972)	(1,394,611)

Total other income (expense)	2,371,090	(1,135,500)

NET INCOME (LOSS)	539,755	(124,483)

Net income attributable to noncontrolling interests	5,395	3,473

Net income (loss) attributable to controlling interests	$534,360	$(127,956)

The accompanying notes are an integral part of these consolidated statements.

15

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years ended December 31, 2025 and 2024

	Common Stock (1)
	Shares Issued and Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Total Controlling Interest	Noncontrolling Interests	Total Equity

Stockholders' equity, January 1, 2024	989,907.200	$9,900	$51,108,610	$20,482,298	$71,600,808	$364,970	$71,965,778

Net (loss) income	–	–	–	(127,956)	(127,956)	3,473	(124,483)

Contributions from stockholders	70,614.894	706	7,842,834	–	7,843,540	–	7,843,540

Dividends paid to stockholders	–	–	–	(206,555)	(206,555)	–	(206,555)

Redemptions paid to stockholders	(3,151.358)	(32)	(217,061)	(139,959)	(357,052)	–	(357,052)

Distributions to noncontrolling interests	–	–	(27,999)	–	(27,999)	(105,920)	(133,919)

Syndication costs	–	–	–	–	–	–	–

Stockholders' equity, December 31, 2024	1,057,370.736	$10,574	$58,706,384	$20,007,828	$78,724,786	$262,523	$78,987,309

Net income	–	–	–	534,360	534,360	5,395	539,755

Contributions from stockholders	90,070.960	901	10,402,765	–	10,403,666	–	10,403,666

Dividends paid to stockholders	–	–	–	(529,592)	(529,592)	–	(529,592)

Redemptions paid to stockholders	(16,099.926)	(161)	(742,795)	(1,121,615)	(1,864,571)	–	(1,864,571)

Distributions to noncontrolling interests	–	–	–	–	–	(3,593)	(3,593)

Syndication costs	–	–	–	–	–	–	–

Stockholders' equity, December 31, 2025	1,131,341.770	$11,314	$68,366,354	$18,890,981	$87,268,649	$264,325	$87,532,974

(1) 3,000,000 shares authorized (*), $0.01 par value; 1,131,341.770 and 1,057,370.736 shares issued and outstanding at December 31, 2025 and 2024, respectively.

The accompanying notes are an integral part of these consolidated statements.

16

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2025 and 2024

	2025	2024

Cash flows from operating activities
Net income (loss)	$539,755	$(124,483)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Change in provision for credit losses	485,385	2,769
Bad debt expense	980,498	–
Depreciation and amortization	251,032	249,669
Gain on sale of real estate	(3,945,062)	(259,111)
Loss on cost method investment	100,000	–
Deferred origination fees amortization	(18,091)	(40,885)
Farmer stock allocation	200,000	–
Director stock compensation	118,685	–
Forgiveness of note payable	(25,000)	–
Decrease (increase) in assets
Accrued income	428,021	(189,593)
Accounts receivable	(357,551)	(736,334)
Prepaids and other assets	187,815	8,770
Interest accrued on mortgage and operating lines of credit receivables	(262,230)	(5,128)
Increase in liabilities
Accounts payable and accrued expenses	69,326	800,091

Net cash used in operating activities	(1,247,417)	(294,235)

Cash flows from investing activities
Proceeds from sales of investments in real estate	9,045,445	594,901
Purchases of investments in real estate, at cost	(6,806,646)	(30,864,600)
Deposits on purchases of investments in real estate	–	(159,657)
Issuance of mortgage notes	(475,000)	(4,168,375)
Principal payments received on mortgage notes	2,825,151	6,259,533
Net proceeds of operating lines of credit receivable	487,869	111,364
Origination fees received	2,375	34,634
Principal payments received on other loans receivable	–	328,566

Net cash provided by (used in) investing activities	5,079,194	(27,863,634)

(Continued)

The accompanying notes are an integral part of these consolidated statements.

17

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Years ended December 31, 2025 and 2024

	2025	2024

Cash flows from financing activities
Proceeds from line of credit payable	$9,318,243	$21,291,655
Repayments on line of credit payable	(19,270,103)	(13,681,700)
Proceeds from notes payable, unsecured	1,250,000	7,812,500
Repayments of notes payable, unsecured	(1,695,000)	(916,716)
Proceeds from mortgage notes payable	–	6,350,000
Repayments on mortgage payables	(71,810)	–
Contributions from stockholders	9,590,026	7,751,808
Distributions to noncontrolling interests	(3,593)	(133,919)
Redemptions paid to stockholders	(1,864,571)	(357,052)
Dividends paid to stockholders	–	(114,823)

Net cash (used in) provided by financing activities	(2,746,808)	28,001,753

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,084,969	(156,116)

Cash and cash equivalents, beginning of year	395,637	551,753

Cash and cash equivalents, end of year	$1,480,606	$395,637

Supplemental disclosure of cash flow information
Cash paid for interest expense	$1,460,195	$765,348

Supplemental disclosure of noncash activities
Dividends paid to stockholders reinvested as contributions from stockholders	$244,955	$91,732

Dividends declared, not yet paid	$284,638	$–

Notes payable converted to new notes payable	$2,696,667	$–

Notes payable converted to common stock	$250,000	$–

Common stock issued to tenants	$200,000	$–

Director compensation issued as common stock	$118,685	$–

Donation of note payable	$25,000	$–

Land swap - sale of the land	$–	$1,309,875

Land swap - land acquisition	$–	$(1,309,875)

The accompanying notes are an integral part of these consolidated statements.

18

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE A - NATURE OF OPERATIONS

Iroquois Valley Farms LLC (the Operating Company), was formed in 2007 for the purpose of providing secure land access to organic farming families. Effective December 31, 2016, the Operating Company was reorganized by its members contributing 99% of their membership interests to Iroquois Valley Farmland REIT, PBC and 1% of their membership interest in the Company to Iroquois Valley Farmland TRS, Inc. (the TRS Subsidiary). Both the Operating Company and the TRS Subsidiary are wholly owned subsidiaries of Iroquois Valley Farmland REIT, PBC, collectively referred to as Iroquois Valley or the Company.

The Company positively impacts local, sustainable and organic agriculture through leasing farmland, and funding mortgages and operating lines of credit with a focus on the next generation of organic farmers. The farmland purchased or financed by the Company is operated primarily by mid-size farm families that run their own regenerative and/or organic farm business. Investments made by the Company are funded through a secured line of credit, the issuance of unsecured notes payable or shares of common stock. The Company operates as a self-administered and self-managed real estate investment trust (REIT), under the Internal Revenue Code.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1.  Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Iroquois Valley Farmland REIT, PBC and its wholly-owned subsidiaries, the Operating Company and the TRS Subsidiary (collectively, the Company). Current accounting standards clarify the identification of a variable interest entity ("VIE") and determine under what circumstances a VIE should be consolidated with its primary beneficiary. The Company has determined that MT Hi-Line, LLC has met the criteria of a VIE under the accounting standard related to consolidation of VIEs and that consolidation is required. The Company is the primary beneficiary as it has the power to direct the activities of MT Hi-Line, LLC, has the obligation to absorb losses, and has the right to receive benefits that could potentially be significant to MT Hi-Line, LLC. All significant intercompany accounts and transactions are eliminated in consolidation.

During the year ended December 31, 2024, the Company acquired additional membership interests in MT Hi-Line, LLC. The Company is still considered the primary beneficiary. The Company's ownership of MT Hi-Line, LLC increased from 77 percent to 84 percent. The Company paid consideration in the amount of $132,277, which exceeded the adjustment to noncontrolling interest. As a result, additional paid-in capital was reduced by $27,999. In 2026, the Company purchased the remaining interests in MT Hi-Line, LLC for $364,848.

2.  Balance Sheet Presentation

The operations of the Company involve a variety of real estate transactions and it is not possible to precisely measure the operating cycle of the Company. The consolidated balance sheet of the Company has been prepared on an unclassified basis in accordance with real estate industry practices.

19

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.  Investments in Real Estate

Investments in real estate consists of the following properties, at net book value at December 31, 2025 and 2024:

	Location		Net Book	Net Book
	(County,	Date	Value at	Value at
Property Name	State)	Acquired	12/31/2025	12/31/2024

Iroquois Valley East and West Farms	Iroquois, IL	2007 and 2008	$1,118,860	$1,138,083
Denker Farm	Livingston, IL	March 22, 2011	1,485,124	1,498,508
Pleasant Ridge Farm	Livingston, IL	May 18, 2011	478,669	485,692
Old Oak Farm	Huntington, IN	August 20, 2012	919,014	920,472
Red Oak Farm	Boone, IN	November 15, 2012	831,802	831,802
Rock Creek Farm	Will, IL	October 9, 2012	629,807	629,807
Hedge Creek Farm	Will, IL	December 28, 2012	627,128	635,592
Mooday and Jackman Farms	Boone and Montgomery, IN	February 15, 2013	1,031,963	1,031,963
One Bottom Farm	Iroquois, IL	November 21, 2013	354,000	350,561
Sparta Woods Farm	Noble, IN	December 20, 2013	1,032,345	1,032,345
Two Roads Farm	Shelby, IL	March 11, 2014	2,252,493	2,262,398
Healing Ground Farm	Rockcastle, KY	June 17, 2014	127,001	127,001
Mystic River Farm	Monroe, WV	September 10, 2014	586,323	588,673
Brindle Farm	Allen, IN	September 19, 2014	516,721	517,652
South Grove Farm	Dekalb, IL	February 12, 2015	717,878	718,663
Mackinaw Farm	Ford, IL	February 20, 2015	1,111,854	1,116,114
Jubilee Farm	Elkhart, IN	October 28, 2015	533,556	536,015
Yoder Farm	Allen, IN	November 24, 2015	533,735	534,186
Tower Road Farm	Dekalb, IL	February 29, 2016	829,154	830,199
Bahasaba Farm	Hill, MT	April 12, 2016	225,201	225,201
Lake Wawasee Farm	Noble, IN	April 21, 2016	660,284	660,284
Tippecanoe Farm	Kosciusko, IN	August 8, 2016	871,724	874,459
Flat Rock	Seneca, OH	May 15, 2017	–	2,878,926
Creambrook	Augusta, VA	May 22, 2017	1,234,496	1,234,847
Cottonwood	Hill, MT	September 1, 2017	989,232	999,662
South Fork	Livingston, IL	October 16, 2017	2,328,426	2,335,497
Battle Creek	Dekalb, IL	November 10, 2017	1,489,093	1,494,549
White River	Daviess, IN	May 24, 2018	–	1,908,744
Hidden Pasture	Schoharie, NY	July 24, 2018	–	262,321
Ten Mile	Lucas, OH	November 29, 2018	318,019	319,761
MT Hi-Line	Shelby, MT	January 17, 2019	1,559,697	1,559,697

20

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.  Investments in Real Estate (Continued)

	Location		Net Book	Net Book
	(County,	Date	Value at	Value at
Property Name	State)	Acquired	12/31/2025	12/31/2024
Rock Creek North	Will, IL	November 11, 2019	$1,296,839	$1,299,462
Money Creek	McClean, IL	December 9, 2019	1,180,339	1,180,339
Eldert	Iroquois, IL	January 13, 2020	1,387,376	1,387,376
Parish	Kankakee, IL	April 29, 2020	1,876,500	1,876,500
Rock Creek East	Will, IL	May 4, 2020	660,353	662,050
Peterson	Iroquois, IL	June 8, 2020	429,000	429,000
Sugar Creek	Boone, IN	October 6, 2020	1,837,596	1,839,627
Rock Creek West	Will, IL	November 4, 2020	536,732	602,415
Rock Creek 30	Will, IL	November 10, 2020	245,957	246,481
Sugar Creek West	Boone, IN	January 6, 2021	3,375,050	3,375,050
Scheffers	Kankakee, IL	March 30, 2021	900,000	900,000
Tucker South	Calloway, KY	August 3, 2021	1,529,253	1,531,671
Pittwood	Iroquois, IL	November 3, 2021	964,941	965,896
Persch	Kankakee, IL	November 9, 2021	1,229,592	1,229,592
Close Farm	Huntington, IN	April 1, 2022	737,451	737,451
MI Temple Farm	St. Johns,	April 15, 2022	522,000	522,000
Mantoan	Kankakee, IL	May 13, 2022	554,490	554,490
The Harms Chase & Harter Road Farm	DeKalb, IL	June 10, 2022	1,070,860	1,070,860
Hearns Farm	Iroquois, IL	July 13, 2022	571,974	571,974
Roann Farm	Wabash, IN	July 28, 2022	712,000	712,000
Wright Farm	Lee, IL	November 3, 2022	2,100,000	2,100,000
Doughty Farm	LaSalle, IL	January 31, 2023	683,298	683,298
Osterman Farm	Will, IL	February 9, 2023	309,421	309,421
Park Hill Farm	Rutland, VT	February 15, 2023	1,589,479	1,635,388
Koontz Lake	Starke, IN	March 2, 2023	2,329,923	2,336,744
Merkle Farm	Iroquois, IL	November 8, 2023	4,865,442	4,865,442
Peotone Road	Will, IL	January 12, 2024	3,251,675	3,251,675
Wiegand	McLean, IL	February 6, 2024	1,502,291	1,502,291
Dunn	Wells, IN	February 19, 2024	1,052,334	1,052,334
Hextell	Iroquois, IL	March 6, 2024	1,309,875	1,309,875
Miller Ranch	Will, IL	March 15, 2024	901,731	901,731
Reynolds	Hancock, OH	April 5, 2024	1,005,879	1,005,879
Center Road	Will, IL	April 30, 2024	1,766,196	1,766,196
LeFevre	Whiteside, IL	May 1, 2024	1,573,751	1,573,751
Peotone North	Will, IL	May 3, 2024	1,358,456	1,358,456
Onarga	Iroquois, IL	May 10, 2024	909,209	909,209
Shumway Road	Crook, OR	May 16, 2024	7,897,437	7,951,059

21

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.  Investments in Real Estate (Continued)

	Location		Net Book	Net Book
	(County,	Date	Value at	Value at
Property Name	State)	Acquired	12/31/2025	12/31/2024
Paluch	Dekalb, IL	May 29, 2024	4,704,441	4,704,441
Mossburg	Wells, IN	June 25, 2024	804,514	804,514
Freed	McLean, IL	August 30, 2024	$863,211	$863,211
Michelson Farm	Earlville, IL	October 1, 2024	600,332	600,332
Keever Farm	Iroquois, IL	November 1, 2024	1,817,886	1,817,886
Erickson Farm	Monroe, MI	November 27, 2024	608,768	608,768
Fort Minok Farm	Minonk, IL	January 17, 2025	3,193,421	–
Phyllis Farm	Roanoke, IN	February 12, 2025	772,025	–
Penicook Farm	Piper City, IL	February 14, 2025	880,564	–
Gray	Watseka, IL	April 17, 2025	348,077	–
Betts Farm	Mt. Blanchard, OH	July 16, 2025	412,319	–
Grismore Farm	Denver, IN	October 1, 2025	1,200,239	–

			$97,624,096	$96,145,809

Investments in real estate are carried at cost, less accumulated depreciation. On a continuous basis, management assesses whether there are any indicators, including property performance and general market conditions, that the value of the investments in real estate may be impaired. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the undiscounted cash flows estimated to be generated from those assets. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to make estimates of these cash flows related to the assets, as well as other fair value determinations.

To determine the estimated fair value, management utilizes independent third-party analyses for those properties owned for more than one year. At a minimum of once every three years the independent analysis is completed by a certified appraiser or licensed real estate professional. The methods employed in the valuation generally consider one or more of the following methods: the sales comparison approach (which uses the market for comparable properties), income capitalization approach (which considers income - generating potential of the property and anticipated rate of return), and the cost approach.

If indicators of impairment are present, management will estimate based on land appraised values if an impairment of the carrying cost has occurred. During 2025 and 2024, the Company evaluated the investments in real estate for indicators of impairment and noted none.

The Company's policy is to depreciate land improvements, machinery, equipment, buildings and building improvements over the estimated useful lives of the assets by use of the straight-line method, as indicated in the following table.

Land improvements, machinery and equipment	3 - 25 years
Buildings and building improvements	5 - 28 years

The cost of repairs and maintenance is charged to expense as incurred; significant improvements and betterments are capitalized. All investments in real estate are leased to tenants under operating leases.

22

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.  Cash Equivalents

The Company maintains the majority of its cash balances with a banking institution and with a lending institution, which has serviced mortgages on certain investments. These cash equivalents are not restricted and can be withdrawn at any time without penalty.

5.  Accrued Income and Accounts Receivable

Accrued income consists of estimates of tenant farmer obligations due to the Company in accordance with the variable farm revenue and crop income as stated in the lease agreement. Estimates of variable farm revenues are based on a calculation of farm revenues exceeding a certain amount (as defined in the individual lease agreements) and the excess being partially due to the Company. Crop income is income related to a crop share arrangement with one of the Company's farmers. Accounts receivable are uncollateralized tenant obligations due under normal trade terms. Management individually reviews all accrued income and receivables and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

If receivables from a tenant are determined to be uncollectible, the receivables are fully reserved and rental income is constrained to amounts collected from the tenant. Management's estimate for allowance for credit loss is $51,506 and $17,173 as of December 31, 2025 and 2024, respectively. The Company recorded bad debt expense of $948,000 and $0 for the years ended December 31, 2025 and 2024, respectively.

6.  Syndication Costs

Syndication costs represent costs incurred in connection with the syndication of REIT stock, including in expenses related to the non-accredited investor offering. These costs are reflected as a direct reduction of stockholders' equity. There were no syndication costs incurred for the years ended December 31, 2025 and 2024.

7.  Revenue Recognition

Leases

The Company's leases are substantially for land, and as a result the Company expects to derive the residual value of the land at the end of the lease term. That residual value is expected to be substantially the same as the current book value.

Rental income is recognized when earned as provided under the lease agreements with tenants. All leases between the Company and its tenants are classified as operating leases. Lease reimbursements represent real estate taxes and property insurance, which are billed to tenants pursuant to the terms of the lease. Lease reimbursements are recognized as earned in the same period the expenses are incurred.

Mortgage and Operating Lines of Credit Interest Income

Mortgage and operating lines of credit interest income is generally recognized when due as provided under the agreements in place. Deferred origination fees are amortized to interest income ratably over the life of the related agreements.

23

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

7.  Revenue Recognition (Continued)

Grant Revenue

The Company has elected to account for government grants in accordance with IAS 20. Under IAS 20, government grants are recognized as income when it is probable that the Company will comply with the conditions of the grant and that the grant will be received. The Company recognizes proceeds under grant programs in a systematic basis over the period in which the Company recognizes as expenses the related costs for which the grant is intended to compensate. The Company has further elected to record the grant income separately from the related expenses.

8.  Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. The Company must meet certain requirements to be eligible, including distribution requirements and other asset and income tests. Management intends to adhere to these requirements and maintain the REIT status. As a REIT, the Company will generally not be liable for U.S. federal corporate income taxes, thus no provision is included in the accompanying consolidated financial statements. The Company has also elected taxable REIT subsidiary status for the TRS Subsidiary which allows for activities that do not qualify as rents from real property.

9.  Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgments.

NOTE C - LOANS AND ALLOWANCE FOR CREDIT LOSSES

The Company established a farmland financing policy to provide mortgages and operating lines of credit financings for organic and sustainable farmers to purchase farmland and to have operating capital. The Company's financing policy requires extensive background and credit checks; and that each farmland mortgage and line of credit be collateralized by farmland appraised at a minimum value of 1.33 times the value of the loan. The financing policy also limits the outstanding loans on farmland to 35% of the Company's total farmland assets (defined as investments in real estate, at cost plus mortgage notes receivable).

Mortgage notes and operating lines of credit receivables are reported at their outstanding principal balances net of any allowance for credit losses and unamortized origination fees. Origination fees received are deferred and recognized as adjustments to mortgage interest income over the lives of the related mortgage notes. The outstanding mortgage notes receivable generally require monthly interest only payments for the first five years with principal and interest payments thereafter. Select mortgage notes require principal and interest payments throughout the term of the notes. Prepayments are allowed. Operating lines of credit may accrue interest throughout the term.

24

NOTE C - LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

Mortgage notes are collateralized by real estate and improvements thereon. Operating lines of credit are collateralized by a combination of current assets, fixed assets, and personal property. Interest income recognized related to mortgage notes receivable totaled $1,582,401 and $1,513,585 during the years ended December 31, 2025 and 2024, respectively. Interest income recognized related to operating lines of credit totaled $162,839 and $117,222 during the years ended December 31, 2025 and 2024, respectively.

An allowance for credit losses is established for amounts expected to be uncollectible over the contractual life of the loans. The Company collectively evaluates notes receivable to determine the allowance for credit losses based on three portfolio segments that have similar risk characteristics: mortgage notes, operating lines of credit, and other loans receivable. Loans that do not share similar risk characteristics with other loans are evaluated individually.

The Company uses an expected loss model that considers the Company's actual historical loss rates adjusted for current economic conditions and reasonable and supportable forecasts. The Company considers the impact of current conditions and economic forecasts relating to specific geographical areas and client-specific exposures when making adjustments for reasonable and supportable forecasts. Uncollectible amounts are written off against the allowance for credit losses in the period they are determined to be uncollectible. Recoveries of amounts previously written off are recognized when received.

The Company uses an expected loss model that considers the Company's actual historical loss rates adjusted for current economic conditions and reasonable and supportable forecasts. The Company considers the impact of current conditions and economic forecasts relating to specific geographical areas and client-specific exposures when making adjustments for reasonable and supportable forecasts. Uncollectible amounts are written off against the allowance for credit losses in the period they are determined to be uncollectible. Recoveries of amounts previously written off are recognized when received.

Notes are considered delinquent if the repayment terms are not met. The Company establishes an allowance for credit losses to reserve against potential losses from non-performing loans. The credit losses are calculated based on the remaining maturity method which incorporates historical loss rates, current conditions adjustments and forecast adjustments, as applicable. The following tables present the Company's details of the remaining maturity method and allowance for credit losses on mortgage notes receivable, operating lines of credit receivable, and interest receivable as of and for the years ended December 31, 2025 and 2024:

Summary of Allowance for Credit Losses (ACL) as of December 31, 2025 and 2024

	Interest	Mortgages	Operating Lines of Credit
Year Ended 12/31/2025	Receivable	Receivable	Receivable	Total

ACL, beginning of year	$19,347	$107,122	$4,045	$130,514

Provision for expected credit losses	(15,094)	869	(2,488)	(16,713)
Charge-offs	–	–	–	–
Recoveries collected	–	–	–	–

ACL, end of year	$4,253	$107,991	$1,557	$113,801

Deferred origination fees	$–	$80,620	$–	$–

25

NOTE C - LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

	Interest	Mortgages	Operating Lines of Credit
Year Ended 12/31/2024	Receivable	Receivable	Receivable	Total

ACL, beginning of year	$2,880	$135,890	$5,194	$143,964

Provision for expected credit losses	16,467	(28,768)	(1,149)	(13,450)
Charge-offs	–	–	–	–
Recoveries collected	–	–	–	–

ACL, end of year	$19,347	$107,122	$4,045	$130,514

Deferred origination fees	$–	$96,336	$–	$–

The Company utilizes an internal risk rating system to evaluate credit risk. Credit risk ratings are based on current financial information, comparison against industry averages, collateral coverage, historical payment experience, and current economic trends. The Company uses the following definitions for credit risk ratings:

Performing - Loans not classified as Watch, At-Risk or Default. Watch - Loans with payments that are 90 days past due or greater and designated for elevated attention. Indicates above-average risk. At-Risk - Loans with an increased likelihood of default. These loans represent borrowers whose paying capacity makes full collection questionable. Default - Loans that are currently failing to meet contractual obligations or for which the Company has temporarily waived certain contractual requirements. The following table summarizes the credit risk profile of the Company's mortgage notes receivable and operating lines of credit receivable as of December 31, 2025 and 2024:

Summary of Mortgage Notes Receivable as of December 31, 2025 and 2024

	Outstanding	Outstanding
	Balance	Balance
	12/31/2025	12/31/2024

Performing	$10,688,230	$12,533,906
Watch	4,671,868	3,508,375
At-risk	4,278,157	8,636,375
Default	3,292,947	602,697

Total loans	$22,931,202	$25,281,353
Allowance for credit/loan losses	(107,991)	(107,122)
Net deferred origination fees	(80,620)	(96,336)

Net loans	$22,742,591	$25,077,895

Interest rate range	1.25 - 10.50%	1.25 - 10.25%
Maturity date range	2026 - 2052	2025 - 2052

26

NOTE C - LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

Summary of Operating Lines of Credit as of December 31, 2025 and 2024

	Outstanding	Outstanding
	Balance	Balance
	12/31/2025	12/31/2024

Performing	$17,025	$421,751
Watch	–	–
At-risk	–	799,286
Default	622,863	307,893

Total loans	$639,888	$1,528,930
Allowance for loan losses	(1,557)	(4,045)
Net deferred origination fees	–	–

Net loans	$638,331	$1,524,885

Maximum available balance	$731,125	$2,234,125
Interest rate range	8.00 - 10.00%	5.00 - 8.25%
Maturity date range	2026 - 2026	2025 - 2026

NOTE D - REVOLVING LINES OF CREDIT

The Company had a $2,500,000 line of credit with a lender who serviced certain mortgages payable that was interest only through May 1, 2024 and was amended with a new note on May 15, 2023. This new note increased the line of credit to $10,000,000 and requires interest only payments annually beginning on May 1, 2024 and both principal and interest payments in 24 installments beginning on May 1, 2029 and annually thereafter. On November 25, 2024, the note was amended to increase the line of credit to $15,000,000. There were no outstanding borrowings as of December 31, 2025. As of December 31, 2024, the Company had $9,951,860 outstanding on this line of credit. Interest is payable annually at the bank's adjusted one-month SOFR (4.02% and 4.67% at December 31, 2025 and 2024, respectively) base rate plus an applicable margin (2.35%). The line is collateralized by real estate in the IL counties of Iroquois, Livingston, Dekalb, Kankakee, Will, McLean, Whiteside and Shelby. The Company is subject to certain restrictive covenants.

Aggregate interest expensed during the years ended December 31, 2025 and 2024 related to the line of credit was approximately $336,000 and $450,000, respectively. There was approximately $0 and $436,000 of accrued interest at December 31, 2025 and 2024, respectively.

27

NOTE E- NOTES PAYABLE, UNSECURED

The Company has borrowed through issuances of unsecured notes payable to finance the Company’s farmland investments. The debt consists of individual promissory notes issued across multiple series and term notes.

The Company has issued multiple offerings of promissory notes titled "Soil Restoration Notes". Beginning December 15, 2021, the Company launched an offering of Series IV Soil Restoration Notes at a maximum offering of $20,000,000. Beginning in 2023, the Company launched an offering of promissory notes titled "Rooted in Regeneration Notes" at a maximum offering of $25,000,000. The total notes advanced during 2025 and 2024 aggregated $1,250,000 and $7,812,500, respectively. During 2025, $1,030,000 of the Soil Restoration Notes, were transferred to Rooted in Regeneration Notes and $750,000 of the Soil Restoration Notes were transferred to other promissory notes, which extended the maturity date of the notes. There were no transfers in 2024. During 2025, $250,000 of the Soil Restoration Notes, were converted to shares. There were no conversions in 2024. In accordance with the terms of the first three series of Soil Restoration Notes, the Company also funds an organic transition pool to support the tenants and farmers during the organic transition period primarily by providing financial assistance to projects geared toward improving soil quality. The Series IV Soil Restoration Notes do not include contributions to the organic transition pool. See Note K for a description of a grant received which has reduced the costs associated with issuing the notes. Soil Restoration Notes and Rooted in Regeneration Notes totaling $19,881,500 and $21,351,500 were outstanding as of December 31, 2025 and 2024, respectively. Soil Restoration Notes are issued as individual promissory notes which bear interest between 2.00% and 2.25%, payable semiannually on January 15 and July 15. Principal is due in full at maturity, which ranges between 2026 and 2030. Soil Restoration Notes and Rooted in Regeneration Notes are uncollateralized. Rooted in Regeneration Notes are issued as individual promissory notes which bear interest between 0.5% and 3.00% based on various terms as defined in the agreements. Principal is due in full at maturity, which ranges between 2026 and 2033.

Other promissory notes and term notes, totaling $8,383,333 and $7,831,264 as of December 31, 2025 and 2024, respectively, have interest due semi-annually, ranging from 1.25% to 3.75% with principal due in full at maturity. During 2025, $916,667 of the other promissory notes was transferred to another promissory note with the same lender and extended the maturity date of the note to January 15, 2030. The notes have various original maturity dates from 2026 through 2031. The notes are uncollateralized.

Aggregate interest expensed during the years ended December 31, 2025 and 2024 was $726,766 and $673,955 respectively, related to the notes payable. Accrued interest at December 31, 2025 and 2024 totaled $347,132 and $358,887, respectively, related to the notes payable. Aggregate notes payable due to related parties, which consists entirely of stockholders, totaled 20%, or $5,592,000 and 20%, or $5,699,500 of the total notes payable at December 31, 2025 and 2024, respectively. Interest expensed on the related parties notes totaled approximately $122,307 and $121,500 during the years ended December 31, 2025 and 2024, respectively.

Future original maturities of the aggregate notes payable as of December 31, 2025 are as follows:

2026	$9,531,597
2027	11,727,000
2028	1,460,000
2029	1,142,500
2030	3,446,667
Thereafter	1,155,000

$28,462,764

28

NOTE F - MORTGAGE NOTES PAYABLE

On May 16, 2024, the Company entered into a mortgage loan agreement for $4,000,000 ("Shumway Loan") with Compeer Financial ("Compeer") to finance the acquisition of the Shumway Road property. The Shumway Loan is interest only for one year payable in semi-annual installments. The Shumway Loan has a maturity date of November 1, 2054. The Shumway Loan interest rate was 6.2% and 6.85% at December 31, 2025 and 2024, respectively. Semi-annual principal and interest payments commenced on May 1, 2025.

On May 29, 2024, the Company entered into an additional mortgage loan agreement for $2,350,000 ("Paluch Loan") with Compeer to finance the acquisition of the Paluch property. The Paluch Loan is interest only for one year payable in semi-annual installments. The Paluch Loan has a maturity date of November 1, 2054. The Paluch Loan interest rate was 6.35% and 6.75% at December 31, 2025 and 2024, respectively. Semi-annual principal and interest payments commenced on May 1, 2025.

The Company incurred $408,008 and $265,262 of interest expense related to the mortgage notes payable for the year ended December 31, 2025 and 2024, respectively. Accrued interest as of December 31, 2025 and 2024 totaled $65,456 and $72,104, respectively, related to the mortgage notes payable.

Future maturities of the mortgage notes payable as of December 31, 2025 are as follows:

2026	$81,026
2027	86,173
2028	91,647
2029	97,469
2030	103,661
Thereafter	5,818,214

$6,278,190

NOTE G - RENTAL INCOME

The Company leases its real estate to farm operators generally under six year initial terms. The leases automatically renew for three year terms following the initial term and any subsequent renewals. The leases are structured as variable cash, fixed cash or crop-share operating lease agreements. Variable cash lease agreements include minimum base rent plus a variable component, if applicable, based on total farm revenues.

All leases require the farm tenant to maintain federal crop insurance on insurable crops for the duration of the lease. Rental income consists of fixed lease payments of $2,853,320 and $2,537,694, variable and crop share income of $0 and $400,934, lease reimbursements of $301,582 and $301,582, tenant write off of $980,498 and $0, and variable and crop share write off of $289,858 and $0 for the years ended December 31, 2025 and 2024, respectively. The Company manages risk associated with the residual value of its leased assets by leasing primarily land to lessees that management believes will maintain the residual value consistent with the current book value.

29

NOTE G - RENTAL INCOME (Continued)

Future minimum base rentals on noncancelable operating leases for the years ending December 31 are as follows:

2026	$2,759,792
2027	2,429,195
2028	1,926,498
2029	61,288
2030	36,141
Thereafter	10,614

$7,223,528

NOTE H - STOCK OPTION PLAN

On July 28, 2023, the Board of Directors adopted an equity incentive plan that includes the ability to issue restricted stock and options to employees and others. This plan was approved by the stockholders on September 13, 2023. During the year ended December 31, 2024, the Board awarded the CEO a discretionary grant of $15,000 in common stock through this plan. These amounts have been recorded as compensation expense and are included in general and administrative expenses during the year ended December 31, 2024.

The Company has in the past from time to time granted incentive options to purchase stock to certain officers of the Company. The agreements allow the option holders to purchase stock of the Company at a stated price during a specified period of time (generally 10 - 15 years). Option awards are generally granted with an exercise price equal to the fair market value of the stock at the date of grant. Options generally vest over three years. As of December 31, 2025, 2,800 shares were exercised and redemeed. No options were exercised and none were granted as of December 31, 2024.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model. An expected volatility factor was based on comparable farmland values and public companies and was used in computing the option-based compensation during prior years. The annual rate of dividends is expressed as a dividend yield which is a constant percentage of the share price. The expected life of an option represents the period of time that an option is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the 10-year U.S. Treasury note in effect at the time of grant (expected lives are 10 - 15 years). There was $65,588 option-based compensation expense recognized in the statements of operations for the year ended December 31, 2025. There was no option-based expense incurred in 2024.

The fair value of each option granted during previous years was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected life	10 - 15 years
Risk-free interest rate	1.78% - 3.47%
Expected dividends	0.00%
Volatility	10% - 29%

30

NOTE H - STOCK OPTION PLAN (Continued)

Option activity for the year ended December 31, 2025 is as follows:

		*	Weighted
	*	Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term

January 1, 2025	4,800	$69.33	4 years
Granted	–	–	N/A
Exercised	(2,800)

Cancelled/forfeited	–

December 31, 2025	2,000	$69.33	3 years

Exercisable at December 31, 2025	2,000		3 years

There were 2,800 options vested during the year ended December 31, 2025.

Option activity for the year ended December 31, 2024 is as follows:

Weighted
		Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term

January 1, 2024	4,800	$69.33	4 years
Granted	–	–	N/A
Exercised	–
Cancelled/forfeited	–

December 31, 2024	4,800	$69.33	3 years

Exercisable at December 31, 2024	4,800		3 years

There were no options vested during the year ended December 31, 2024.

31

NOTE H - STOCK OPTION PLAN (Continued)

During 2022, the Company entered into a Non-Employee Director Compensation Policy which calls for issuance of $5,000 of Company stock to each qualifying director at each annual meeting, subject to certain vesting and other restrictions. Under the terms of this policy, the Company issued $44,000 and $15,000 for the years ended December 31, 2025 and 2024, respectively, to board members which will vest in March 2026 and March 2025, respectively. These amounts have been recorded as compensation expense and are included in general and administrative expenses during the years ended December 31, 2025 and 2024.

NOTE I - CONCENTRATIONS OF RISK AND UNCERTAINTIES

1.  Uninsured Cash

The Company maintains its cash balances at financial institutions located in the United States. These cash balances are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company may, from time to time, have balances in excess of FDIC insured deposit limits. The Company also maintains cash balances with its lender, which is not a federally insured institution. The Company has $795,018 of uninsured cash at December 31, 2025. There were no amounts considered uninsured as of December 31, 2024.

2.  Real Estate Concentration

The Company's investments in real estate, at cost, are significantly concentrated within holdings of agriculture within the United States. The general health of that industry could have a significant impact on the fair value of investments held by the Company.

NOTE J - OPERATING LEASE OBLIGATIONS

The Company leases office space under the terms of an operating lease, which expired in March 2024. Monthly payments due under the lease total approximately $900. Total rent expense was $7,220 for the year ended December 31, 2024.

In 2024, the Company entered into a new operating lease for office space in Chicago, IL, which expires in April 2026. Monthly payments due under the lease total $1,104. Total rent expense was $14,652 and $10,006, respectively, for the years ended December 31, 2025 and 2024. Future minimum lease payments required under the lease for the years ended December 31, 2026 is approximately $4,000.

NOTE K - CONSERVATION INNOVATION GRANTS - GAIN CONTINGENCY

In 2019, the Company was awarded an additional grant for the CIG that was set to expire in 2023. During 2023, the grant was amended and extended through 2024. Under the terms of the revised grant, the Company receives reimbursement for certain expenses associated with the Rooted in Regeneration Notes offerings (see Note E), developing additional innovative note products, and other qualified expenses. The payments under the grants during the years ended December 31, 2025 and 2024 were approximately $29,300 and $79,300, respectively, and have been included as grant revenue in the accompanying statements of income. Given the contingent nature of the grants the Company has not recorded the full grant amounts as an asset related to future reimbursement payments. The Company has recorded a receivable from the grants totaling $0 and $139,399 at December 31, 2025 and 2024, respectively, which is included in prepaids and other assets in the accompanying financial statements.

32

NOTE L - EMPLOYMENT AGREEMENT

The Company entered into a deferred compensation agreement with the Company's co-founder and former CEO, which requires payments during 2022 through 2033 and service requirements during 2022 and 2023. The agreement calls for a $125,000 salary to be paid for the years 2022 through 2023. Beginning December 15, 2023, the Company shall pay $250,000 in total additional compensation prior to December 31, 2033. There is a liability recorded of approximately $71,000 and $116,000 as of December 31, 2025 and 2024, respectively, which is included in accounts payable and accrued expenses on the accompanying balance sheet. The remaining balance will be paid out in January 2026.

NOTE M - EMPLOYEE BENEFITS

The Company has a 401(k) plan covering all eligible employees and employees may elect to defer a portion of their salaries for contributions to the plan. The plan provides employer matching contributions which totaled $49,319 and $41,681 for the years ended December 31, 2025 and 2024, respectively.

NOTE N - FARMER SUCCESS SHARING

On December 22, 2025, the Company adopted a new farmer success sharing plan that includes the ability to issue common stock to reward farmers. As of December 31, 2025, REIT equity shares of $200,000 were awarded. The amount is recorded as share based compensation expense and is included in general and administrative expenses.

NOTE O - SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 22, 2026, the date that these financial statements were available to be issued. Management has determined that no events or transactions, other than described below, have occurred subsequent to the balance sheet date that require disclosure in the financial statements.

The Company sold two farms and had three partial sales totaling $4,558,701.

The Company received repayments on mortgage notes receivable of $975,461.

The Company received repayments on the operating lines of credit receivable of $269,387.

The outstanding 2,000 stock options were exercised and redeemed.

The outstanding principal balance of Shumway Loan was paid off by drawing on the revolving line of credit of $2,323,521. All outstanding principal and accrued interest of Paluch Loan was paid off by drawing on the revolving line of credit of $3,933,652.

Total REIT equity shares of approximately $2,531,109 were redeemed. Total issuances of REIT equity shares and notes payable totaled approximately $4,422,526, which included the extension of approximately $1,486,667 notes payable and the conversion of notes payable to shares originally due in 2026.

The Company recognized $500,000 in income from the donation of matured note payable.

33

Item 8. Exhibits

2.1*	Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2(a) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
2.2*	Certificate of Amendment of Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2.3 to the Company’s Semi-Annual Report on Form 1-SA filed September 28, 2021)
2.3*	Certificate of Amendment of Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2.5 to the Company’s Current Report on SEC Form 1-U filed October 20, 2023).
2.4*	Bylaws of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2(b) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
3.1*	Stock Redemption Program (incorporated by reference to Exhibit 9.1 to the Company’s Form 1-U filed April 25, 2024)
3.2*	Dividend Reinvestment Plan (incorporated by reference to Exhibit 3.1 to the Company’s Semi-Annual Report filed September 28, 2020)
3.3*	Form of Series IV Soil Restoration Note (incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 1-K filed April 29, 2022)
3.4*	Form of Rooted in Regeneration Note (incorporated by reference to Exhibit 9.2 to the Company’s Form 1-U filed April 25, 2024)
3.5*	Form of Promissory Note (incorporated by reference to Exhibit 3.5 to the Company’s Offering Statement on Form 1-A filed May 31, 2024)
4.1*	Subscription Agreement (incorporated by reference to Exhibit 3.5 to the Company’s Offering Statement on Form 1-A filed May 31, 2024)
6.1*	Stock Option Agreement – David Miller (incorporated by reference to Exhibit 6(ii) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.2*	Agreement for Certified B Corporations and Iroquois Valley's Public B-Lab Profile (incorporated by reference to Exhibit 6(xiv) to the Company’s Offering Statement on Form 1-A/A filed July 10, 2020)
6.3*	Promissory Note for Line of Credit – Compeer Financial (incorporated by reference to Exhibit 6.3 to the Company’s Annual Report on Form 1-K filed April 26, 2024)
6.4*	Promissory Note for Line of Credit – First Midwest Bank (incorporated by reference to Exhibit 6(viii) to the Company’s Annual Report on Form 1-K filed April 30, 2021)
6.5*	Non-Employee Director Compensation Policy dated December 13, 2023 (incorporated by reference to Exhibit 3.5 to the Company’s Offering Statement on Form 1-A filed May 31, 2024)
6.6*	2023 Equity Incentive Plan (incorporated by reference to Exhibit 3.4 to the Company’s Supplement on Form 253g2 filed October 18, 2023)

*Filed previously

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, CO on April 22, 2026.

IROQUOIS VALLEY FARMLAND REIT, PBC
By:	/s/ Chris Zuehlsdorff
Chris Zuehlsdorff Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/Chris Zuehlsdorff	Director and Chief Executive Officer	April 22, 2026
Chris Zuehlsdorff	(principal executive officer and principal accounting officer)

/s/ Joseph A. Mantoan	Director and Principal Financial Officer	April 22, 2026
Joseph A. Mantoan

/s/Dr. Anna Jones-Crabtree	Director and Chairperson of the Board	April 22, 2026
Dr. Anna Jones-Crabtree

/s/ Ingrid Dyott	Director and Vice Chair of the Board	April 22, 2026
Ingrid Dyott

/s/ Dorothy D. Burlin	Director	April 22, 2026
Dorothy D. Burlin

/s/Arnold Lau	Director	April 22, 2026
Arnold Lau

/s/Olivia Watkins	Director	April 22, 2026
Olivia Watkins

/s/ Jeffrey Anderson	Director	April 22, 2026
Jeffrey Anderson

/s/ Dr. Stephen P. Rivard	Director and Co-Founder	April 22, 2026
Dr. Stephen P. Rivard

35